     Stuart Rosenstein
EVP & Chief Financial Officer
December 13, 2016
Via EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Townsquare Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Filed November 8, 2016
File No. 001-36558

Dear Mr. Pacho:
Thank you for your letter dated December 5, 2016. Set forth below are responses of Townsquare Media, Inc. (the “Company”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter with respect to the Company’s current report on Form 8-K (the “Form 8-K”) referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

Form 8-K filed November 8, 2016
Exhibit 99.1
Non-GAAP Financial Measures and Definitions, page 12

1.
1. Refer to the third paragraph. You disclose that you use “Free Cash Flow” as an “operating performance” measure. Please tell us how you consider a measure that excludes cash interest expense, and cash paid for capital expenditures and cash paid for taxes an operating measure instead of a liquidity measure. We note

Townsquare Media, Inc | 240 Greenwich Avenue, Greenwich, Connecticut 06830
P 203.861.0900 | F 800.301.6408| stu@townsquaremedia.com

Securities and Exchange Commission
December 13, 2016

your reconciliation from “Adjusted EBITDA” to “Free Cash Flow” begins with a GAAP measure, “Net income.”
Response:
The Company believes that the substance of its Free Cash Flow measure, which is defined as Adjusted EBITDA less net cash interest expense, capital expenditures and cash paid for taxes, is that of an operating measure and not a liquidity measure. The Company does not use, nor does it present, Free Cash Flow as a measure of its cash available to fund working capital requirements or other expenditures. Rather, Free Cash Flow, as defined by the Company, is one of the measures intended to provide management, investors and other parties with an indicator of the Company’s operating performance that may be compared to other companies and to the Company’s performance in previous periods, by backing out potential differences that the Company believes are unrelated to its ongoing operating performance. For example, capital structure varies from company to company and therefore affects cash interest expense. In addition, capital structure, transactions such as acquisitions and dispositions conducted during the period, and other matters, can affect cash paid for taxes. Furthermore, because the Company uses Free Cash Flow as an indicator of profitability, the Company has indicated that its Board of Directors may consider Free Cash Flow, as well as other operating measures, when determining discretionary bonuses to management. Finally, the Company believes that Free Cash Flow, similarly calculated, is a common measure used by the Company’s peers in the industry.

2.
Your presentation of “Direct Profit” on page 8 and throughout your earnings release is inconsistent with Question 100.01 of the Compliance and Disclosure Interpretative guidance issued on May 17, 2016. In this regard, we note that this measure is adjusted by corporate expenses that appear to include normal, recurring, cash operating expenses necessary to operate your business. Please comply with this comment in your next earnings release.

Response:
The Company believes that Direct Profit, as presented in the Form 8‑K, is not misleading. The Company, however, acknowledges the important policy perspective reflected in Question 100.01 of the Compliance and Disclosure Interpretations and, in deference to the Staff’s view, intends not to include this measure in its future reports.

Townsquare Media, Inc | 240 Greenwich Avenue, Greenwich, Connecticut 06830
P 203.861.0900 |F 800.301.6408| stu@townsquaremedia.com

Securities and Exchange Commission
December 13, 2016

If you would like to discuss any aspect of this letter or the Form 8-K, please contact me at (203) 861-0900 or stu@townsquaremedia.com.

Very truly yours,
/s/ Stuart Rosenstein

Stuart Rosenstein
Executive Vice President and
Chief Financial Officer

cc:	Dean Suehiro (Securities and Exchange Commission)

Steven Price
Christopher Kitchen
(Townsquare Media, Inc.)

Townsquare Media, Inc | 240 Greenwich Avenue, Greenwich, Connecticut 06830
P 203.861.0900 |F 800.301.6408| stu@townsquaremedia.com